ANDREW D. CAMERON

Executive Vice President,

General Counsel & Secretary

The PMI Group, Inc.

andrew.cameron@pmigroup.com

March 16, 2010

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW (Stop 1-4)

Washington, DC 20549-1004

RE:	The PMI Group, Inc. (the “Company”)

Commission File No. 1-13664

2010 Annual Meeting of Stockholders to be Held May 21, 2010

Dear Sir/Madam:

The preliminary Proxy Statement and Form of Proxy Card of The PMI Group, Inc. relating to its 2010 Annual Meeting of Stockholders are being filed today.

Under consideration at the meeting, among other proposals, are proposals to amend the Employee Stock Purchase Plan and the Equity Incentive Plan, to increase the authorized shares under each such plan. Please be advised that we intend to register under the Securities Act of 1933 the additional securities issuable under the plans promptly upon shareholder approval of the amendments.

Please contact the undersigned at (925) 658-6212 if you have any questions.

Sincerely,

/s/ Andrew Cameron
Andrew Cameron